UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

FERRO CORPORATION

Ohio	I-584	34-0217820
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

6060 Parkland Boulevard Mayfield Heights, Ohio	44124
(Address of Principal Executive Offices)	(Zip Code)

Mark H. Duesenberg, General Counsel	216-875-5600
(Name and telephone, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13[p-1) for the reporting period from January 1 to December 31, 2013.

Section I – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Ferro Corporation (“Ferro,” “we,” “us,” or “the Company”) performed, in good faith, a reasonable country-of-origin inquiry (“RCOI”) designed to determine whether any of the conflict minerals (tin, tungsten, tantalum or gold) contained in our products originated, or may have originated, in the Democratic Republic of Congo or adjoining countries (collectively “Covered Countries”) or are from recycled or scrap sources (all as defined by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Action Section 13(p) (the Rule)) .

Based on the results of this RCOI, we concluded that the conflict minerals present in the composition of affected materials in our supply chain did not originate from any of the Covered Countries.

The following steps were undertaken to reach the above stated determination:

1.	We performed an investigation into the content of purchased materials to determine whether they contain tin, tungsten, tantalum or gold. Results showed that fewer than 200 materials we purchased from a supply base of fewer than 60 suppliers during 2013 contained gold, tin or tungsten.

2.	For these materials, we conducted (with support from the respective suppliers) an investigation into the country of origin of the conflict minerals contained therein. We received confirmations from the respective suppliers that the gold, tin or tungsten contained in the materials did not originate from any of the Covered Countries.

Moreover, Ferro has implemented a program to provide reasonable assurance of its ongoing conformance with the SEC rule issued pursuant to the Rule.

Elements of Ferro’s program include the following:

1.	We have established a governance structure reporting to executive management under which overall compliance and oversight is managed and monitored on a regular basis.

2.	We have communicated to our supply base on multiple occasions (beginning in 2012) regarding our concern about materials containing conflict minerals that originate or may have originated in any of the Covered Countries.

3.	We have made our policy regarding conflict minerals publicly available.

4.	We have trained personnel in Procurement, Supply Chain, Research & Development and Commercial functions about conflict minerals and the relevant requirements of the Rule.

5.	We have implemented procedures in our primary ERP systems to prevent new materials from being purchased before determination is made of whether such materials contain conflict minerals and if so, the country of origin of such conflict minerals.

6.	We have posted internally a list of approved suppliers from whom materials containing conflict minerals may be sourced.

A copy of this Form SD is publicly available at www.ferro.com

Item 1.02 Exhibit

No Conflict Minerals Report is required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Ferro Corporation (Registrant)

/s/ Jeffrey L. Rutherford By Jeffrey L. Rutherford, Vice President and Chief Financial Officer	May 29, 2014 (Date)